LAW OFFICES OF
DAVID J. LEVENSON
7947 Turncrest Drive
Potomac, Maryland 20854

(301) 299-8092
Fax: (301) 299-8093
Admitted: MC, DC and VA	levensonfam@msn.com
(Not Admitted: MD)

September 15, 2005

Elaine Wolff, Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	The Amacore Group, Inc. (formerly Eye Care International, Inc.) Registration Statement on Form SB-2/A Filed September 7, 2005 Registration No. 333-121308

Dear Ms. Wolff:

On behalf of the registrant, we respectfully submit Amendment No. 7 to its registration statement on Form SB-2 and respond to your comment letter dated September 13, 2005 to Clark A. Marcus, President and Chief Executive Officer of the registrant; the responses are numbered to correspond to the numbered comments in your letter.

1. We will continue to monitor the updating requirements of Item 310(g) of Regulation S-B.

2. The convertible debentures were issued as part of a financing with Divine Capital. The financing contemplates a maximum financing of $1,000,000 and started with advances of various amounts ranging from $20,000 to $305,000 over the three months ending March 31, 2005 and continuing during the quarter ending June 30, 2005. As of June 30, 2005, a total of $375,000 had been advanced under the agreement. The Debenture provides for a “final closing” when the maximum has been reached or by agreement of the parties. At the present time, it is unknown when the maximum will be reached or if the parties will terminate the financing short of the maximum being reached.

The opening paragraph of the Debenture identifies the “Maturity Date” which is the third anniversary date following the final closing date Therefore, advances made before the “final closing date” will enjoy a longer time than the three years specified to maturity.

Paragraphs 2a and 2 b. of the Debenture discuss conversion and redemption provisions with regard to the “maturity date”. Specifically, paragraphs 2. b. (i) -(v) describe the option of the Company to redeem the debentures at their discretion with prescribed formula penalties for redemption during the first six months and other formula penalties for redemption after that period. Throughout these paragraphs, the “redemption date” referred to is only the redemption when elected by the Company.  There is no language of a “mandatory redemption date” in any of these paragraphs.

Paragraph 3 of the Debenture states that “any Debentures not previously received for conversion as of the Maturity Date shall be deemed to have been surrendered for conversion, without further action of any kind by the Company of any of its agents, employees or representatives, as of the Maturity Date at the Conversion Price applicable on the Maturity Date (Mandatory Conversion”). This paragraph does not include any mandatory or specific redemption language.

The Debentures clearly differentiate between “conversion” and “redemption”. They do not have a “stated specific redemption date”.

EITF 00-27 ISSUE 6

Issue 6 deals with the accretion of the discount attributable to an embedded conversion feature for convertible instruments.

Paragraph 19 in part states that the 98-5 model be modified for convertible instruments that have a “stated redemption date”. The paragraph specifically refers to a stated redemption date and does not make any other reference to indicators of “life”. It would appear that the intention of the accretion methodology is specific to redemptions not conversions. It is the Company’s opinion that where a convertible debt instrument provides for redemption that is a real obligation of the Company with a defined term, it gives factors to be able to equate the embedded conversion feature to additional interest cost for the instrument that should be allocated over the debt like life of the instrument as defined by “redemption” date requirements. However, in the present case, there is no stated redemption date other than immediately by the issuer at their option. Therefore there is no “life” over which to accrete the interest factor.

The maturity date was used in the instrument to limit the time that the holder can “watch the market” for their conversion decision. It is very specific to the conversion aspect of the instrument and does not have any affect on redemption.

Paragraph 20 does state that instruments that do not have a stated redemption date should accrete the discount immediately. The Company is of the opinion that the instrument not only does not have a “stated redemption date” but the application of the “maturity date” is also not specific since is rolls depending on when the advances are made and is dependent on the final closing that has not taken place and is unknown when it will take place. So, even if maturity date were to be used, it is not specific enough to be a “stated redemption date”.

3. The useful life of the patent and intellectual property purchased and described as the PhotoScreener, has a useful life of 20 years from the date of purchase in October 2004.

SFAS 142 provides criteria that is to be considered in determining the useful life. Specifically, paragraph 11 (a) - the expected use of the asset by the Company is to include it as an additional service along with its existing service offerings and to sublicense the manufacture of the related machines by other parties in accordance with its marketing plan over the next twenty years. Paragraph 11 (b) - other assets that are similar are other patents with a legal life of 17 years. This patent has a remaining life of 3 years and with the expected renewal for another 17 years, the total useful life is 20 years. Paragraph 11(d) - The expected cost of renewing the patent is estimated to be less than $10,000 and the Company expects to renew the patent before the end of the current term. Paragraph 11 (f) - The patent does not require any maintenance to obtain the expected future cash flows and since the technology provides a service that can be added to the existing array of services without significant additional cost, there is no material monetary impediment to obtaining the cash flows from the technology.

Marked copies of the amendment and this letter are being furnished to the Staff to facilitate the expeditious review of the amendment so that the registration statement may become effective at the earliest practicable date, as requested.

Thank you for your prompt attention and cooperation. If any additional information is desired or if there is any question, please contact me or Mr. Marcus by telephone.

Sincerely,

/s/ David J. Levenson

David J. Levenson

cc:	Michael McTiernan, Special Counsel Clark A. Marcus, President